NEWS RELEASE

BROOKFIELD OFFICE PROPERTIES RENEWS
NORMAL COURSE ISSUER BID

TORONTO, September 19, 2011 - Brookfield Office Properties Inc. (“Brookfield Office Properties”) (BPO: NYSE/TSX) announced today that the Toronto Stock Exchange accepted a notice filed by Brookfield Office Properties of its intention to renew its prior normal course issuer bid for a further one-year period. Brookfield Office Properties stated that at times its common shares trade in price ranges that do not fully reflect their value. As a result, from time to time, acquiring common shares represents an attractive and a desirable use of available funds.

The notice provides that Brookfield Office Properties may, during the twelve month period commencing September 22, 2011 and ending September 21, 2012, purchase on the Toronto Stock Exchange and/or the New York Stock Exchange up to 12,584,851 common shares, representing approximately 2.5% of its issued and outstanding common shares. At September 8, 2011, there were 503,394,027 common shares issued and outstanding.  In addition, Brookfield Office Properties has 14,202,000 Class A redeemable voting shares outstanding. Under the normal course issuer bid, Brookfield Office Properties may purchase up to 136,481 common shares on the Toronto Stock Exchange during any trading day, which represents 25% of the average daily trading volume on the Toronto Stock Exchange for the most recently completed six calendar months prior to the Toronto Stock Exchange’s acceptance of the notice of the normal course issuer bid. This limitation does not apply to purchases made pursuant to block purchase exemptions and purchases made on another exchange.

The price to be paid for the shares under the normal course issuer bid will be the market price at the time of purchase. The actual number of shares to be purchased and the timing of such purchases will be determined by Brookfield Office Properties, and all purchases of shares will be effected through the facilities of the Toronto Stock Exchange and/or the New York Stock Exchange. All shares purchased by Brookfield Office Properties under this bid will be promptly cancelled.

Brookfield Office Properties has acquired 565,523 common shares at an average price of CDN$15.71 per share under its prior normal course issuer bid which commenced on September 22, 2010 and ends on September 21, 2011.

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Brookfield Office Properties Profile
Brookfield Office Properties owns, develops and manages premier office properties in the United States, Canada and Australia. Its portfolio is comprised of interests in 110 properties totaling 79 million square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Toronto, Calgary, Ottawa, Sydney, Melbourne and Perth, making it the global leader in the ownership and management of office assets. Landmark properties include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary, Darling Park in Sydney and City Square in Perth. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldofficeproperties.com.

Contact: Melissa Coley, Vice President, Investor Relations and Communications
Tel: 212.417.7215; Email: melissa.coley@brookfield.com

Forward-Looking Statements
This press release contains forward-looking statements and information within the meaning of applicable securities legislation. Although Brookfield Office Properties believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Accordingly, the company cannot give any assurance that its expectations will in fact occur and cautions that actual results may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, general economic conditions; local real estate conditions, including the development of properties in close proximity to the company’s properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants' financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on the company's accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States, including in the Annual Information Form under the heading “Business of Brookfield Properties – Company and Real Estate Industry Risks,” and in the company’s most recent interim report under the heading “Management’s Discussion and Analysis.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.